SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                                 Avigen, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   053690103
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                                 (CUSIP Number)

                               February 14, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053690103               SCHEDULE 13G                 Page 2 of 4 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  5     SOLE VOTING POWER

                        319,393(1)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           677,531(2)
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              319,393(1)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        677,531(2)
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      996,924
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.9%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1) Includes 44,803 shares of common stock held by June Street Corporation and
44,803 shares of common stock held by Huntington Street Corporation. Dr. Rosenwald is the president of each of June Street Corporation and Huntington Street Corporation.

(2) Includes (a) 5,129 shares of common stock of the Issuer issuable upon conversion of 5,129 shares of Series C Preferred Stock, 513 shares of common stock of the Issuer issuable upon conversion of 513 shares of Series C Preferred Stock receivable upon exercise of warrants, warrants to purchase 4,211 shares of common stock of the Issuer and 198,809 shares of Common Stock held by Aries Domestic Fund, L.P. (the "Aries I"), (b) 31,750 shares of Common Stock of the Issuer and warrants to purchase 117 shares of Common Stock of the Issuer held by the Aries Domestic Fund II, L.P. ("Aries II") and (c) 5,129 shares of common stock of the Issuer issuable upon conversion of 5,129 shares of Series C Preferred Stock, 513 shares of common stock of the Issuer issuable upon conversion of 513 shares of Series C Preferred Stock receivable upon exercise of the warrants, warrants to purchase 5,512 shares of common stock of the Issuer and 425,848 shares of Common Stock held by held by The Aries Master Fund, a Cayman Island exempted company (the "Master Fund"). Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of Aries I and Aries II and the investment manager of the Master Fund. Dr. Rosenwald is the chairman and sole shareholder of PCAM.

ITEM 1(a). NAME OF ISSUER:

           Avigen, Inc. (the "Company")

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           1201 Harbor Way Parkway, #1000
           Alameda, CA 94502

ITEM 2(a)  NAME OF PERSON FILING:

           Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           787 Seventh Avenue, 48th Floor
           New York, N.Y.  10019

ITEM 2(c). CITIZENSHIP:

           Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER: 053690103

ITEM 3.    |_| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
           13d-1(c)

ITEM 4.    OWNERSHIP

           For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000
       New York, New York


                                           /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                           Lindsay A. Rosenwald, M.D.

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